Exhibit 77(d)

Policies with respect to security investments

Effective April 30, 2009, ING Legg Mason Value Portfolio was renamed to ING Growth and Income Portfolio II and the Portfolio’s principal investment strategies and risks, along with the investment objective, were changed to be the same as ING Growth and Income Potfolio.

Effective May 1, 2009 ING Van Kampen Real Estate Portfolio was renamed to ING Clarion Real Estate Portfolio and the Portfolio’s principal investment strategies and risks were changed to allow the Portfolio to invest in Initial Public Offerings, Rule 144 A Securities and Other Investment Companies and to remove the Portfolio’s ability to invest in high yield debt securities, debt securities, financial institutions, mortgage-backed securities, asset backed securities and covered options.